VIA EDGAR

July 26, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IN8bio, Inc.

Registration Statement on Form S-1 (as amended) (SEC File No. 333-249530)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of IN8bio, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on Wednesday, July 28, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

In connection with the preliminary prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

B. Riley Securities, Inc.

As Representative of the several underwriters

[SIGNATURE PAGE FOLLOWS]

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name: Jimmy Baker
Title: EVP, Head of Capital Markets

As Representative of the several underwriters.

cc: Nathan Ajiashvili, Partner, Latham & Watkins LLP

[Signature Page to Acceleration Request Letter]